Exhibit 3.2(b)

AMERICAN WOODMARK CORPORATION

BOARD RESOLUTION

On June 22, 1994, the Board of Directors of American Woodmark Corporation held an executive session and consented to the adoption of the following resolution:

RESOLVED, that Article III, paragraph 1 of the Bylaws of the Corporation is hereby amended to read as follows:

There shall be a Board of Directors consisting of eight persons.

Corporate Seal